

July 18, 2012

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Notes to Consolidated Financial Statements

Note 2 – Basis of Consolidation and Presentation, page 8

(a) Statement of Compliance, page 8

1.   Please provide us with the date you used to determine which IFRS accounting policies to apply. Please refer to the guidance in paragraphs 7 and 8 of IFRS 1.

Note 3 – Significant Accounting Policies, page 9

(d) Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

2.   We note your disclosure on page 10 of Exhibit 99.3 of your 2010 Form 40-F that under
        Canadian GAAP you used proven and probable reserves of the mine and the portion of
        mineralization expected to be classified as reserves to calculate depletion under the units
        of production method. We note your disclosure here that under IFRS you use proven and
        probable reserves of the mine or the portion of mineralization expected to be classified as
        reserves that directly benefit from the specific stripping activity. Provide us with a
        comprehensive analysis between Canadian GAAP and IFRS with respect to the use of
        other than proven and probable reserves to determine the useful life of some of your
        mines. Please also explain why proven and probable reserves were used for those mines
        under Canadian GAAP but not under IFRS.

iii. Assets Under Construction, page 11

3.   We note your disclosure that you cease capitalization of costs at the time a mine has
        reached commercial production. You further define commercial production on page 11
        "as the date a mine has reached a significant portion of planned capacity, production
        levels, grades and recovery rates are achieved at a sustainable level, achievement of
        mechanical completion and operating effectiveness, significant milestones such as
        obtaining necessary permits and production inputs are achieved to allow continuous and
        sustainable operations and positive and sustainable cash flows. Please explain in greater
        detail how your accounting policy, which appears to rely in reaching certain levels of
        profitability, complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16
        appears to focus on the ability of the asset to function properly rather than the abilityto
        function at levels that meet management's profitability targets.

Note 35 – Transition to IFRS, page 49

4.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-
        17 and Appendix B of IFRS 1, which you applied upon the adoption of IFRS. To the
        extent that your primary financial statements reflect the use of mandatory exceptions,
        please identify the items or class of items to which the exceptions were applied and
        describe the accounting principle that was used and how it was applied. In addition and
        to the extent material, please qualitatively describe the effect on the financial condition,
        changes in financial condition and results of operations that the treatment specified by
        IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS
        1.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining